SERIES A PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES A PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of April 10, 2024, by and among LiftWave, Inc., a Delaware corporation (the "**Company**"), and the investors listed on Exhibit A attached to this Agreement (each a "**Purchaser**," and together the "**Purchasers**").

The parties hereby agree as follows:

1. **Purchase and Sale of Preferred Stock.**

1.1. Sale and Issuance of Series A-1 and Series A-2 Preferred Stock.

(a) The Company shall adopt and file with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) the Amended and Restated Certificate of Incorporation in the form of Exhibit B attached to this Agreement (the "**Restated Certificate**").

(b) Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the applicable Closing (as defined below), and the Company agrees to sell and issue to each Purchaser at such Closing, that number of shares of Series A-1 Preferred Stock, $0.001 par value per share (the "**Series A-1 Preferred Stock**") or Series A-2 Preferred Stock, $0.001 par value per share (the "**Series A-2 Preferred Stock**", and together with the Series A-1 Preferred Stock, the "**Series A Preferred Stock**") set forth opposite each Purchaser's name on Exhibit A, (i) at a purchase price of $7.4639 per share in the case of the Series A-1 Preferred Stock and (ii) at a conversion price of $5.9711 per share in the case of the Series A-2 Preferred Stock. The shares of Series A Preferred Stock issued to the Purchasers pursuant to this Agreement (including any shares issued at the Initial Closing and any Additional Shares, as defined below) shall be referred to in this Agreement as the "**Shares**."

1.2. Closing; Delivery.

(a) The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement, or at such other time and place as the Company and the Purchasers mutually agree upon, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

(b) At each Closing, the Company shall deliver to each Purchaser the Shares being purchased by such Purchaser at such Closing as shown on Exhibit A against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness or Convertibles (as defined below) of the Company to Purchaser, including interest, or by any combination of such methods.

(c) In the event that payment by a Purchaser is made, in whole or in part, by conversion and subsequent cancellation of the convertible promissory notes described on Exhibit A (collectively, the "**Convertibles**"), by executing this Agreement and surrendering the evidence of the Convertibles, such Purchaser hereby agrees that Exhibit A describes the Convertibles held by such Purchaser and the amount set forth on Exhibit A represents the total of any Shares due to such Purchaser by the Company in respect of such Convertibles. In addition, the Company and each Purchaser who holds (either directly or through an affiliate or affiliates) one or more Convertibles issued prior to the Initial Closing, on behalf of itself and all such Purchasers whose Convertibles can be amended by a majority in interest or other particular group of the Convertibles, hereby agree, effective upon the Initial Closing, that:

(i) each Convertible is amended such that the entire principal amount of each such Convertible plus accrued interest through April 9, 2024 shall be converted into shares of Series A-2 Preferred Stock pursuant to such Convertible, equal to the amount shown on Exhibit A, (ii) each Convertible has been converted in accordance with its terms into a right of such Purchaser to receive the shares of Series A-2 Preferred Stock set forth on Exhibit A, (iii) all amounts owed to such Purchaser by the Company under the Convertibles and any unpaid principal balance, any interest owed and any penalties or additional fees owed to such Purchaser thereunder shall be deemed fully paid and satisfied by the Company and are deemed canceled, and (iv) all rights and obligations of the Company and Purchaser under the Convertibles, including but not limited to Purchaser's right, if any, to receive rights to purchase future issuances of Company securities, under the Convertibles, are hereby terminated and cancelled in their entirety. Furthermore, effective upon the Initial Closing, each such Purchaser hereby unconditionally and irrevocably waives all notices, defaults, events of default and breaches that may have occurred under such Convertibles. Concurrently with the execution of this Agreement, each Purchaser shall deliver to the Company each Convertible held by such Purchaser for cancellation by the Company. Notwithstanding the foregoing, the termination and cancellation of each such Convertible is effective upon the Initial Closing whether or not such Convertible is delivered to the Company.

1.3. Sale of Additional Shares of Series A-1 Preferred Stock. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to an additional 200,967 shares of Series A-1 Preferred Stock at subsequent Closings, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares (the "**Additional Shares**"), to existing investors in the Company (the "**Additional Purchasers**"), provided that (i) such subsequent sales are consummated prior to sixty (60) days after the Initial Closing; and (ii) each Additional Purchaser becomes a party to the Transaction Agreements (as defined below) (other than the Management Rights Letter), by executing and delivering a counterpart signature page to each of the Transaction Agreements. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

1.4. Subsequent Investment Right. Notwithstanding the foregoing Subsection 1.3, the Company hereby grants to Gates the exclusive right to purchase up to an additional 669,891 shares of Series A-1 Preferred Stock (the "**Option Shares**") from the Company at a purchase price of $7.4639 per share at any time before the date that is eighteen (18) months following the Initial Closing. The exclusive right to purchase the Option Shares hereunder shall terminate upon the earliest to occur of: (i) the purchase of all Option Shares by Gates or (ii) the expiration of such eighteen (18) month period. To the extent the Option Shares are purchased (such event, the "**Option Closing**"), Exhibit A to this Agreement shall be updated to reflect the number of Option Shares purchased at such Closing.

1.5. Use of Proceeds. In accordance with the directions of the Company's Board of Directors, as it shall be constituted in accordance with the Voting Agreement, the Company will use the proceeds from the sale of the Shares for technology funding, product application engineering, manufacturing and other general corporate purposes.

1.6. Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is

controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(b) "**Code**" means the Internal Revenue Code of 1986, as amended.

(c) "**Company Intellectual Property**" means all patents, patent applications, registered and unregistered trademarks, trademark applications, registered and unregistered service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and any and all such cases that are owned or used by the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(d) "**Gates**" means Gates Corporation.

(e) "**Indemnification Agreement**" means the agreement between the Company and the director designated by any Purchaser entitled to designate a member of the Board of Directors pursuant to the Voting Agreement, dated as of the date of the Initial Closing, in the form of Exhibit D attached to this Agreement.

(f) "**Investors' Rights Agreement**" means the Amended and Restated Investors' Rights Agreement among the Company and the Purchasers dated as of the date of the Initial Closing, in the form of Exhibit E attached to this Agreement.

(g) "**Key Employee**" means any executive-level employee (including division director and vice president-level positions) as well as any employee or consultant who either alone or in concert with others develops, invents, programs or designs any Company Intellectual Property.

(h) "**Knowledge**," including the phrase "**to the Company's knowledge**," shall mean the actual knowledge after reasonable investigation of Arron Acosta, Blake Sessions, Toomas Sepp and Kyle Dell'Aquila.

(i) "**Management Rights Letter**" means the agreement between the Company and Gates, dated as of the date of the Initial Closing, in the form of Exhibit F attached to this Agreement.

(j) "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company.

(k) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(l) "**Purchaser**" means each of the Purchasers who is initially a party to this Agreement and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Subsection 1.3.

(m) "**Right of First Refusal and Co-Sale Agreement**" means the Amended and Restated Right of First Refusal and Co-Sale Agreement among the Company, the Purchasers, and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit G attached to this Agreement.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(o) "**Transaction Agreements**" means this Agreement, the Investors' Rights Agreement, the Management Rights Letter, the Right of First Refusal and Co-Sale Agreement, the Indemnification Agreement and the Voting Agreement.

(p) "**Voting Agreement**" means the Amended and Restated Voting Agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit H attached to this Agreement.

2. **Representations and Warranties of the Company.** The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit C to this Agreement (as it may be updated pursuant to the last sentence of this paragraph solely as it relates to the Option Closing), which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Initial Closing and the Option Closing, if applicable, except as otherwise indicated. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 2, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Section 2 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. In connection with the Option Closing, if applicable, the Company shall be entitled to prepare and deliver to Gates an updated version of Exhibit C (the "**Updated Disclosure Schedule**") and such Updated Disclosure Schedule shall be deemed to be part of the representations and warranties hereunder solely for purposes of the representations and warranties given by the Company in connection with the Option Closing.

For purposes of these representations and warranties (other than those in Subsections 2.2, 2.3, 2.4, 2.5, and 2.6), the term the "**Company**" shall include any subsidiaries of the Company, unless otherwise noted herein.

2.1. Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2. Capitalization.

(a) The authorized capital of the Company consists, immediately prior to the Initial Closing, of:

(i) 6,500,000 shares of common stock, $0.001 par value per share (the "**Common Stock**"), of which 1,253,313 shares are issued and outstanding. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(ii) 4,733,641 shares of Preferred Stock, $0.001 par value per share (the "**Preferred Stock**"), of which (A) 561,391 shares have been designated Series Seed-1 Preferred Stock, all of which are issued and outstanding, (B) 1,063,224 shares have been designated Series Seed-

2 Preferred Stock, all of which are issued and outstanding, (C) 1,540,749 shares have been designated Series A-1 Preferred Stock, none of which are issued and outstanding and (D) 1,568,277 shares have been designated Series A-2 Preferred Stock, none of which are issued and outstanding. The rights, privileges and preferences of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law.

(b) The Company has reserved 296,358 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2020 Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders (the "**Stock Plan**"). Of such reserved shares of Common Stock, 0 shares have been issued pursuant to restricted stock purchase agreements, 53,313 shares have been issued as a result of stock option exercises, options to purchase 115,846 shares have been granted and are currently outstanding, and 127,199 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has made available to the Purchasers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

(c) Subsection 2.2(c) of the Disclosure Schedule sets forth the capitalization of the Company immediately following the Initial Closing including the number of shares of the following: (i) issued and outstanding Common Stock; (ii) granted stock options; (iii) shares of Common Stock reserved for future award grants under the Stock Plan; (iv) each series of Preferred Stock; and (v) warrants or stock purchase rights, if any. Except for (A) the conversion privileges of the Shares to be issued under this Agreement, (B) the rights provided in Section 4 of the Investors' Rights Agreement, and (C) the securities and rights described in Subsection 2.2(a)(ii) and 2.2(b) of this Agreement and Subsection 2.2(c) of the Disclosure Schedule, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Preferred Stock. All outstanding shares of the Company's Common Stock and all shares of the Company's Common Stock underlying outstanding options are subject to (i) a right of first refusal in favor of the Company upon any proposed transfer (other than transfers for estate planning purposes); and (ii) a lock-up or market standoff agreement of not less than 180 days following the Company's initial public offering pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act.

(d) None of the Company's stock purchase agreements or stock option documents contains a provision for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including without limitation in the case where the Company's Stock Plan is not assumed in an acquisition. The Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Restated Certificate, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock. Except as set forth on Subsection 2.2(d) of the Disclosure Schedule, all outstanding Common Stock (and all stock options) held by service providers are subject to a customary vesting schedule over four years with a one year cliff.

(e) The Company believes in good faith that any "nonqualified deferred compensation plan" (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Company makes, is obligated to make or promises to make, payments (each, a "**409A Plan**") complies in all material respects, in both form and operation, with the requirements of

Section 409A of the Code and the guidance thereunder. To the knowledge of the Company, no payment to be made under any 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(f) The Company has obtained valid waivers of any rights by other parties to purchase any of the Shares to be issued pursuant to this Agreement.

2.3. Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4. Authorization. All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the Closing and the Common Stock issuable upon conversion of the Shares, has been taken or will be taken prior to the Initial Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the Initial Closing. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement and the Indemnification Agreement may be limited by applicable federal or state securities laws.

2.5. Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in the Voting Agreement below, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement and in the Voting Agreement, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

2.6. Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Restated Certificate, which will have been filed as of the Initial Closing, and (ii) filings pursuant to Regulation D of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner.

2.7. Litigation. There is no claim, action, suit, proceeding, arbitration, complaint,

charge or investigation pending, or to the Company's knowledge, currently threatened, (i) against the Company or any officer, director or Key Employee of the Company arising out of their employment or board relationship with the Company; (ii) to the Company's knowledge, that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iii) to the Company's knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.

2.8. Intellectual Property. The Company owns or possesses sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business. To the Company's knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past. Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted and all intellectual property rights that he, she or it solely or jointly conceived, reduced to practice, developed or made during the period of his, her or its employment or consulting relationship with the Company that (a) relate, at the time of conception, reduction to practice, development, or making of such intellectual property right, to the Company's business as then conducted or as then proposed to be conducted, (b) were developed on any amount of the Company's time or with the use of any of the Company's equipment, supplies, facilities or information or (c) resulted from the performance of services for the Company. Subsection 2.8 of the Disclosure Schedule lists all patents, patent applications, registered trademarks, trademark applications, service marks, service mark applications, tradenames, registered copyrights, and licenses to and under any of the foregoing, in each case owned by the Company. The Company has not embedded any open source, copyleft or community source code in any of its products that are in development or distributed to third parties, including but not limited to any libraries or code licensed under any General Public License, Lesser General Public License or similar license arrangement. For purposes of this Subsection 2.8, the Company shall be deemed to have knowledge of a patent right if

the Company has actual knowledge of the patent right or would be found to be on notice of such patent right as determined by reference to United States patent laws. No government funding, facilities of a university, college, or other educational institution or research center was used in the development of any Company Intellectual Property. No Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Company's rights in the Company Intellectual Property.

2.9. Compliance with Other Instruments. The Company is not in violation or default (i) of any provisions of its Restated Certificate or Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (v) to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10. Agreements; Actions.

(a) Except for the Transaction Agreements or as set forth on Subsection 2.10(a) of the Disclosure Schedule, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $25,000 (other than customer contracts on the Company's standard form of agreement made available to the Purchasers or their counsel), (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from the Company, (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (iv) indemnification by the Company with respect to infringements of proprietary rights.

(b) Except as set forth on Subsection 2.10(b) of the Disclosure Schedule, the Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $100,000 or in excess of $200,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business. For the purposes of (a) and (b) of this Subsection 2.10, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsection.

(c) The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

(d) The Company has not engaged in the past three (3) months in any discussion with any representative of any Person regarding (i) a sale or exclusive license of all or

substantially all of the Company's assets, or (ii) any merger, consolidation or other business combination transaction of the Company with or into another Person.

2.11. Certain Transactions.

(a) Except as set forth on Subsection 2.11(a) of the Disclosure Schedule, other than (i) standard employee benefits generally made available to all employees, standard employee offer letters and Confidential Information Agreements (as defined below), (ii) standard director and officer indemnification agreements approved by the Board of Directors, (iii) the purchase of shares of the Company's capital stock and the issuance of options to purchase shares of the Company's Common Stock, in each instance, approved in the written minutes of the Board of Directors (previously made available to the Purchasers or their counsel), and (iv) the Transaction Agreements, there are no agreements, understandings or proposed transactions between the Company and any of its officers, directors, consultants or Key Employees, or any Affiliate thereof.

(b) Except as set forth on Subsection 2.11(b) of the Disclosure Schedule, the Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Company's directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to the Company or, to the Company's knowledge, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Company's customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that directors, officers, employees or stockholders of the Company may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of) publicly traded companies that may compete with the Company; or (iii) financial interest in any material contract with the Company.

2.12. Rights of Registration and Voting Rights. Except as provided in the Investors' Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, except as contemplated in the Voting Agreement, no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

2.13. Property. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

2.14. Financial Statements. The Company has made available to each Purchaser its unaudited financial statements (including balance sheet, income statement and statement of cash flows) for the fiscal year ended December 31, 2023 and its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of February 29, 2024 (collectively, the "**Financial Statements**"). The Financial Statements fairly present in all material respects the financial condition and

operating results of the Company as of the dates, and for the periods, indicated therein. Except as set forth in the Financial Statements or as set forth on Subsection 2.14 of the Disclosure Schedule, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to February 29, 2024; (ii) obligations under contracts and commitments incurred in the ordinary course of business, and (iii) liabilities and obligations of a type or nature not required under generally accepted accounting principles to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect.

2.15. Changes. Except as set forth on Subsection 2.15 of the Disclosure Schedule, since June 1, 2023, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect;

(c) any waiver or compromise by the Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect;

(e) any material change to a material contract or agreement by which the Company or any of its assets is bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(g) any resignation or termination of employment of any officer or Key Employee of the Company;

(h) any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets;

(i) any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j) any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Company;

(k) any sale, assignment or transfer of any Company Intellectual Property that could reasonably be expected to result in a Material Adverse Effect;

(l) receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

(m) to the Company's knowledge, any other event or condition of any character, other than events affecting the economy or the Company's industry generally, that could reasonably be expected to result in a Material Adverse Effect; or

(n) any arrangement or commitment by the Company to do any of the things described in this Subsection 2.15.

2.16. Employee Matters.

(a) To the Company's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. Neither the execution or delivery of the Transaction Agreements, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted and as presently proposed to be conducted, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(b) The Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. The Company has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

(c) To the Company's knowledge, no Key Employee intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as a Key Employee, nor does the Company have a present intention to terminate the employment of any of the foregoing. The employment of each employee of the Company is terminable at the will of the Company. Except as set forth on Subsection 2.16(c) of the Disclosure Schedule or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth on Subsection 2.16(c) of the Disclosure Schedule, the Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(d) Except as set forth on Subsection 2.16(d) of the Disclosure Schedule, the Company has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of the Company's board of directors.

(e) Each former Key Employee whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(f) Subsection 2.16(f) of the Disclosure Schedule sets forth each employee benefit plan maintained, established or sponsored by the Company, or which the Company participates in or contributes to, which is subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"). The Company has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.

(g) The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labor dispute involving the Company pending, or to the Company's knowledge, threatened, which could have a Material Adverse Effect, nor is the Company aware of any labor organization activity involving its employees.

(h) To the Company's knowledge, none of the Key Employees or directors of the Company has been (i) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from engaging, or otherwise imposing limits or conditions on his or her engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities, commodities, or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

2.17. Tax Returns and Payments. There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.18. Insurance. The Company has in full force and effect insurance policies concerning such casualties as would be reasonable and customary for companies like the Company, with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed.

2.19. Employee Agreements. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the counsel for the Purchasers (the "**Confidential Information Agreements**"). No current or former Key Employee has excluded works or inventions from his or her assignment of inventions pursuant to such Key Employee's Confidential Information Agreement. Each current and former Key Employee has executed a non-solicitation agreement substantially in the form or forms made available to counsel for the Purchasers. Each of Arron Acosta, Blake Sessions, Toomas Sepp and Kyle Dell'Aquila has executed a non-competition agreement substantially in the form or forms made available to counsel for the Purchasers (the "**Non-Competition**

Agreements"). The Company is not aware that any of its Key Employees is in violation of any agreement covered by this Subsection 2.19.

2.20. Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.21. Corporate Documents. The Restated Certificate and Bylaws of the Company as of the date of this Agreement are in the form made available to the Purchasers. The copy of the minute books of the Company provided to the Purchasers contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all material actions by the directors (and any committee of directors) and stockholders.

2.22. 83(b) Elections. To the Company's knowledge, all elections and notices under Section 83(b) of the Code have been or will be timely filed by all individuals who have acquired unvested shares of the Company's Common Stock.

2.23. Qualified Small Business Stock. As of and immediately following the Initial Closing: (i) the Company will be an eligible corporation as defined in Section 1202(e)(4) of the Code, (ii) the Company will not have made purchases of its own stock described in Code Section 1202(c)(3)(B) during the one (1) year period preceding the Initial Closing, except for purchases that are disregarded for such purposes under Treasury Regulation Section 1.1202-2, and (iii) the Company's aggregate gross assets, as defined by Code Section 1202(d)(2), at no time between its incorporation and through the Initial Closing have exceeded $50 million, taking into account the assets of any corporations required to be aggregated with the Company in accordance with Code Section 1202(d)(3); *provided*, *however*, that in no event shall the Company be liable to the Purchasers or any other party for any damages arising from any subsequently proven or identified error in the Company's determination with respect to the applicability or interpretation of Code Section 1202, unless such determination shall have been given by the Company in a manner either grossly negligent or fraudulent.

2.24. Real Property Holding Corporation. The Company is not now and has never been a "United States real property holding corporation" as defined in the Code and any applicable regulations promulgated thereunder. The Company has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under such regulations.

2.25. Environmental and Safety Laws. To the best of its Knowledge, (a) the Company is and has been in material compliance with all Environmental Laws; (b) there has been no release or, to the Company's knowledge, threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste or petroleum or any fraction thereof (each a "**Hazardous Substance**"), on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local "superfund" site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls ("**PCBs**") or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws. The Company has made available to the Purchasers true and complete copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies and

environmental studies or assessments.

For purposes of this Subsection 2.25, "**Environmental Laws**" means any law, regulation, or other applicable requirement relating to (a) releases or threatened release of Hazardous Substance; (b) pollution or protection of employee health or safety, public health or the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

2.26. Disclosure. The Company has made available to the Purchasers all the information reasonably available to the Company that the Purchasers have requested for deciding whether to acquire the Shares. No representation or warranty of the Company contained in this Agreement, as qualified by the Disclosure Schedule (or Updated Disclosure Schedule, as applicable), and no certificate furnished or to be furnished to Purchasers at the Closing contains any untrue statement of a material fact or, to the Company's knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. It is understood that this representation is qualified by the fact that the Company has not delivered to the Purchasers, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities.

2.27. Foreign Corrupt Practices Act. Neither the Company nor any of its subsidiaries nor any of their respective directors, officers, employees or agents have, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any "foreign official" (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "**FCPA**")), foreign political party or official thereof or candidate for foreign political office for the purpose of (i) influencing any official act or decision of such official, party or candidate, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) above in order to assist the Company or any of its affiliates in obtaining or retaining business for or with, or directing business to, any person. Neither the Company nor any of its subsidiaries nor any of their respective directors, officers, employees or agents have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation. The Company further represents that it has maintained, and has caused each of its subsidiaries and affiliates to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law, and to ensure that all books and records of the Company and its subsidiaries accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. Neither the Company nor, to the Company's knowledge, any of its officers, directors or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law.

2.28. Data Privacy. In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively "**Personal Information**"), the Company is and has been, to the Company's knowledge, in compliance with all applicable laws in all relevant jurisdictions, the Company's privacy policies and the requirements of any contract or codes of conduct to which the Company is a party. The Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use and/or disclosure. To the extent the Company maintains or transmits protected health information, as defined under 45 C.F.R. § 160.103, the Company is in compliance with the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, including all rules

and regulations promulgated thereunder. The Company is and has been, to the Company's knowledge, in compliance in all material respects with all laws relating to data loss, theft and breach of security notification obligations.

3. **Representations and Warranties of the Purchasers.** Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1. Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2. Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3. Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management and has had an opportunity to review the Company's facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4. Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of the public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

3.5. No Public Market. The Purchaser understands that no public market now exists

for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6. Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(a) Any legend set forth in, or required by, the other Transaction Agreements.

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.7. Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.8. Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.9. No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

3.10. Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.11. Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.12. CFIUS. The Purchaser is not a "foreign person" or a "foreign entity", as defined

in Section 721 of the Defense Production Act of 1950, as amended, including all implement regulations thereof, and no "foreign person", as so defined, has the ability to "control" the Purchaser.

4. **Conditions to the Purchasers' Obligations at Closing.** The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1. Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Initial Closing and the Option Closing, if applicable.

4.2. Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3. Compliance Certificate. The President of the Company shall deliver to the Purchasers at the Initial Closing and the Option Closing, if applicable, a certificate certifying that the conditions specified in Subsections 4.1 and 4.2 have been fulfilled.

4.4. Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

4.5. Opinion of Company Counsel. The Purchasers shall have received from Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel for the Company, an opinion, dated as of the Initial Closing, in substantially the form of Exhibit I attached to this Agreement.

4.6. Board of Directors. As of the Initial Closing, the authorized size of the Board shall be six (6), and the Board shall be comprised of Arron Acosta, Blake Sessions, Orin Hoffman, Walter A. Winshall, Vivek Agastya and Michael Haen.

4.7. Indemnification Agreements. The Company shall have executed and delivered the Indemnification Agreements.

4.8. Investors' Rights Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder) and any other parties named thereto shall have executed and delivered the Investors' Rights Agreement.

4.9. Right of First Refusal and Co-Sale Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

4.10. Voting Agreement. The Company, each Purchaser (other than the Purchaser relying upon this condition to excuse such Purchaser's performance hereunder), and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.11. Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Initial Closing, which shall continue to be in full force and effect as of the Closing.

4.12. Secretary's Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Initial Closing a certificate certifying (i) the Restated Certificate and the Bylaws of the Company, (ii) resolutions of the Board of Directors of the Company approving the Transaction Agreements and the transactions contemplated under the Transaction Agreements, and (iii) resolutions of the stockholders of the Company approving the Restated Certificate.

4.13. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested. Such documents may include good standing certificates.

4.14. Management Rights. A Management Rights Letter shall have been executed by the Company and delivered to Gates.

4.15. Preemptive Rights. The Company shall have fully satisfied (including with respect to rights of timely notification) or obtained enforceable waivers in respect of any preemptive or similar rights directly or indirectly affecting any of its securities.

4.16. Non-Competition Agreements. The Company shall have delivered to Gates fully executed copies of the Non-Competition Agreements.

5. **Conditions of the Company's Obligations at Closing.** The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1. Representations and Warranties. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2. Performance. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3. Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4. Investors' Rights Agreement. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

5.5. Right of First Refusal and Co-Sale Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

5.6. Voting Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

6. **Miscellaneous.**

6.1. Survival of Warranties. Unless otherwise set forth in this Agreement, the

representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3. Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.4. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this subsection. If notice is given to the Company, a copy shall also be sent to Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, One Marina Park Drive, Suite 900, Boston, Massachusetts 02210, Attention: Marc Dupre (mdupre@gunder.com).

6.7. No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8. Fees and Expenses. At the Initial Closing, the Company shall pay the reasonable fees and expenses of Holland & Hart LLP, the legal counsel for Gates, in an amount not to exceed, in the aggregate, $50,000.

6.9. Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.10. Amendments and Waivers. Except as set forth in Subsection 1.3 of this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of a majority of the then-outstanding Shares (voting together as a single class on an as-converted to Common Stock basis), which majority must include Gates. Any amendment or waiver effected in accordance with this subsection shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.11. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.13. Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.14. Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Massachusetts and to the jurisdiction of the United States District Court for the District of Massachusetts for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Massachusetts or the United States District Court for the District of Massachusetts, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT

LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.15. No Commitment for Additional Financing. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Purchaser or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

[*Remainder of Page Intentionally Left Blank.*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

LIFTWAVE, INC.

By: ______________________________

Name: Arron Acosta
Title: President and CEO

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

Gates Corporation

By: ______________________

Print: Ivo Jurek

Title: Chief Executive Officer

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

By: ______________________________

Print: Bo Lee

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

By: *Daniel N Saul*

Print: Daniel Saul

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

Decisive Point Ventures Fund I, L.P.

By: ______________________

Print: Thomas Hendrix

Title: Managing Partner

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

Essex AD LLC

By: ______________________

Print: Chuck Bryceland

Title: Managing Member

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

Ferndale Investments LLC

By: /s/ Walter A. Winshall

Print: Walter A. Winshall

Title: Member/Manager

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

Fortistar Investments LLC

By: Scott Contino

Print: Scott Contino

Title: CFO

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

Harold Grinspoon Revocable Trust

By: John M Harrelson

Print: John Harrelson

Title: Controller, GFO

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

Houston Family Trust of 2015

By: ______________________

Print: James Houston

Title: Owner

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

By: ______________________

Print: John P. Strauss

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

Miami Investments S.à r.l., SPF

By: ______________________

Print: Nathalie Thill Nathalie Vazquez

Title: managers

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

Michael R. Dornbrook Trust

By: *Michael Dornbrook*

Print: Michael Dornbrook

Title: Trustee

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

By: ______________________

Print: Michael Savino

Address:

[redacted] ______________

____

____

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

By: ______________________

Print: Rich Davisson

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

By: Scott Heller

Print: Scott D. Heller

Address:

[redacted]

SIGNATURE PAGE TO SERIES A PREFERRED STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

By: Stephen J. Pierz

Print: Steve Pierz

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

Techstars Ventures 2022, L.P.
By: Techstars Ventures GP 2022, LLC, its general partner

By: ______________________

Print: David Cohen

Title: Manager

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

The Rooke Family Irrevocable Trust

By: Andrew Rooke

Print: Andrew Rooke

Title: Trustee

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

By: ______________________________

Print: Tomas Buttazzoni

Address:
[redacted] ______________

SIGNATURE PAGE TO SERIES A PREFERRED STOCK PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

By: /s/ Walter A. Winshall

Print: Walter A. Winshall

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

The Walter A. Winshall 2003 Family Irrevocable GST Non-Exempt Trust

By: Arnee R. Winshall

Print: Arnee R. Winshall

Title: Trustee

Address:

[redacted]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

By: William J. Warner

Print: William J. Warner

Address:

[redacted]

EXHIBITS

Exhibit A	-	**SCHEDULE OF PURCHASERS**
Exhibit B	-	**FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**
Exhibit C	-	**DISCLOSURE SCHEDULE**
Exhibit D	-	**FORM OF INDEMNIFICATION AGREEMENT**
Exhibit E	-	**FORM OF INVESTORS' RIGHTS AGREEMENT**
Exhibit F	-	**FORM OF MANAGEMENT RIGHTS LETTER**
Exhibit G	-	**FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT**
Exhibit H	-	**FORM OF VOTING AGREEMENT**
Exhibit I	-	**FORM OF LEGAL OPINION**

EXHIBIT A

SCHEDULE OF PURCHASERS

Initial Closing: April 10, 2024

Series A-1 Preferred Stock:

Name and Address	**Total Cash Price of Shares of Series A-1 Preferred Stock (New Money)**	**Series A-1 Preferred Stock (New Money)**
Gates Corporation	$4,999,999.44	669,891
Totals	$4,999,999.44	669,891

Series A-2 Preferred Stock:

Name and Address	**CN Number**	**Principal**	**Accrued Interest through April 9, 2024**	**Total Conversion Price for Shares of Series A-2 Preferred Stock (Convertible Promissory Notes)**	**Series A-2 Preferred Stock (Convertible Promissory Notes)**
Bo Lee	102	$400,000.00	$35,616.44	$435,616.44	72,954
Bo Lee	132	$30,000.00	$1,027.40	$31,027.40	5,196
Daniel Saul	83	$200,000.00	$23,753.42	$223,753.42	37,472
Daniel Saul	95	$75,000.00	$7,109.59	$82,109.59	13,751

Daniel Saul	115	$51,115.00	$3,388.99	$54,503.99	9,127
Daniel Saul	131	$21,759.00	$766.04	$22,525.04	3,772
Decisive Point Ventures Fund I, L.P.	89	$500,000.00	$54,041.10	$554,041.10	92,787
Essex AD LLC	106	$50,000.00	$4,267.12	$54,267.12	9,088
Essex AD LLC	139	$5,000.00	$144.52	$5,144.52	861
Ferndale Investments LLC	99	$40,000.00	$3,704.11	$43,704.11	7,319
Ferndale Investments LLC	105	$25,000.00	$2,342.47	$27,342.47	4,579
Ferndale Investments LLC	122	$100,000.00	$6,013.70	$106,013.70	17,754
Fortistar Investments LLC	107	$100,000.00	$8,315.07	$108,315.07	18,139
Fortistar Investments LLC	108	$130,000.00	$10,667.12	$140,667.12	23,557
Fortistar Investments LLC	109	$170,000.00	$13,716.44	$183,716.44	30,767
Fortistar Investments LLC	110	$30,000.00	$2,375.34	$32,375.34	5,422
Fortistar Investments LLC	111	$165,000.00	$12,973.97	$177,973.97	29,805
Fortistar Investments LLC	112	$93,780.00	$7,348.24	$101,128.24	16,936
Fortistar Investments LLC	113	$200,000	$14,931.51	$214,931.51	35,995
Fortistar Investments LLC	114	$800,000	$58,082.19	$858,082.19	143,705
Fortistar Investments LLC	119	$300,000.00	$19,520.55	$319,520.55	53,511
Fortistar Investments LLC	121	$150,000.00	$9,143.84	$159,143.84	26,652
Fortistar Investments LLC	123	$100,000.00	$6,013.70	$106,013.70	17,754

Fortistar Investments LLC	125	$125,000.00	$7,157.53	$132,157.53	22,132
Fortistar Investments LLC	128	$200,000.00	$10,739.73	$210,739.73	35,293
Fortistar Investments LLC	129	$645,000.00	$28,273.97	$673,273.97	112,755
Fortistar Investments LLC	138	$145,936.00	$4,338.10	$150,274.10	25,166
Fortistar Investments LLC	149	$129,345.00	$744.18	$130,089.18	21,786
Harold Grinspoon Revocable Trust	84	$100,000.00	$11,616.44	$111,616.44	18,692
Harold Grinspoon Revocable Trust	100	$100,000.00	$9,123.29	$109,123.29	18,275
Houston Family Trust of 2015	97	$70,000.00	$6,712.33	$76,712.33	12,847
Houston Family Trust of 2015	116	$25,000.00	$1,657.53	$26,657.53	4,464
Houston Family Trust of 2015	134	$4,417.00	$151.27	$4,568.27	765
Houston Family Trust of 2015	146	$20,000.00	$189.04	$20,189.04	3,381
John P Strauss	90	$15,000.00	$1,576.03	$16,576.03	2,776
Miami Investments S.a.r.l, SPF	126	$300,000.00	$16,027.40	$316,027.40	52,926
Miami Investments S.a.r.l, SPF	127	$545,000.00	$27,100.68	$572,100.68	95,811
Miami Investments S.a.r.l, SPF	137	$37,881.00	$1,312.86	$39,193.86	6,563
Michael R Dornbrook Trust	98	$25,000.00	$2,342.47	$27,342.47	4,579
Michael Savino	85	$10,000.00	$1,161.64	$11,161.64	1,869
Michael Savino	103	$10,000.00	$887.67	$10,887.67	1,823

Michael Savino	117	$11,450.00	$759.15	$12,209.15	2,044
Rich Davisson	124	$100,000.00	$5,808.22	$105,808.22	17,720
Rich Davisson	135	$50,000.00	$1,636.99	$51,636.99	8,647
Rich Davisson	143	$50,000.00	$438.36	$50,438.36	8,447
Rich Davisson	147	$15,000.00	$137.67	$15,137.67	2,535
Scott D. Heller	130	$5,000.00	$163.70	$5,163.70	864
Scott D. Heller	145	$5,000.00	$45.89	$5,045.89	845
Steve Pierz	87	$25,000.00	$2,760.27	$27,760.27	4,649
Techstars Ventures 2022, L.P.	136	$150,000.00	$1,438.36	$151,438.36	25,361
The Rooke Family Irrevocable Trust	88	$25,000.00	$2,726.03	$27,726.03	4,643
Tomas Buttazzoni	104	$25,000.00	$2,222.60	$27,222.60	4,559
Tomas Buttazzoni	118	$3,382.00	$223.77	$3,605.77	603
Tomas Buttazzoni	133	$1,317.00	$45.46	$1,362.46	228
Walter A Winshall	80	$500,000.00	$64,520.55	$564,520.55	94,542
Walter A Winshall	81	$250,000.00	$30,410.96	$280,410.96	46,961
Walter A Winshall	86	$250,000.00	$28,767.12	$278,767.12	46,686
Walter A Winshall	91	$125,000.00	$12,722.60	$137,722.60	23,064
Walter A Winshall	93	$100,000.00	$9,958.90	$109,958.90	18,415
Walter A Winshall	120	$60,000.00	$3,731.51	$63,731.51	10,673

Walter A Winshall	140	$100,000.00	$2,095.89	$102,095.89	17,098
Walter A Winshall	141	$50,000.00	$849.32	$50,849.32	8,515
Walter A Winshall	148	$129,345.00	$761.90	$130,106.90	21,789
Walter A. Winshall 2003 Family Irrevocable GST Non-Exempt Trust	92	$125,000.00	$12,722.60	$137,722.60	23,064
Walter A. Winshall 2003 Family Irrevocable GST Non-Exempt Trust	94	$150,000.00	$14,671.23	$164,671.23	27,578
Walter A. Winshall 2003 Family Irrevocable GST Non-Exempt Trust	101	$50,000.00	$4,547.95	$54,547.95	9,135
Walter A. Winshall 2003 Family Irrevocable GST Non-Exempt Trust	142	$50,000.00	$849.32	$50,849.32	8,515
William J Warner	82	$36,220.00	$4,301.75	$40,521.75	6,786
William J Warner	96	$30,000.00	$2,872.60	$32,872.60	5,505
Totals	**N/A**	**$8,715,947.00**	**$648,565.70**	**$9,364,512.70**	**1,568,277**

EXHIBIT B

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

<u>EXHIBIT C</u>

DISCLOSURE SCHEDULE

EXHIBIT D

FORM OF INDEMNIFICATION AGREEMENT

EXHIBIT E

FORM OF AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

EXHIBIT F

FORM OF MANAGEMENT RIGHTS LETTER

EXHIBIT G

FORM OF AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

EXHIBIT H

FORM OF AMENDED AND RESTATED VOTING AGREEMENT

EXHIBIT I

FORM OF LEGAL OPINION